SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Town Sports International Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89214A102

(CUSIP Number)

Philip M. Garthe

HG Vora Capital Management, LLC

330 Madison Avenue, 23rd Floor

New York, NY 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Jeffrey R. Katz

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

(617) 951-7072

November 18, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 89214A102

(1)	Name of reporting person: HG Vora Special Opportunities Master Fund, Ltd.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 3,875,000
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 3,875,000
(11)	Aggregate amount beneficially owned by each reporting person: 3,875,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 15.9%
(14)	Type of reporting person: OO (Cayman Islands exempted company)

CUSIP No.: 89214A102

(1)	Name of reporting person: HG Vora Capital Management, LLC
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 3,875,000
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 3,875,000
(11)	Aggregate amount beneficially owned by each reporting person: 3,875,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 15.9%
(14)	Type of reporting person: OO (Delaware limited liability company)

CUSIP No.: 89214A102

(1)	Name of reporting person: Parag Vora
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 3,875,000
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 3,875,000
(11)	Aggregate amount beneficially owned by each reporting person: 3,875,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 15.9%
(14)	Type of reporting person: IN

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment No. 2”) amends the Schedule 13D, as amended, filed with the Securities and Exchange Commission by (i) HG Vora Special Opportunities Master Fund Ltd., a Cayman Islands exempted company (the “Fund”); (ii) HG Vora Capital Management, LLC, a Delaware limited liability company (the “Manager”), as investment manager of the Fund; and (iii) Mr. Parag Vora (“Mr. Vora”), as managing member of the Manager. The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Capitalized terms used but not defined herein shall have the meaning given in the Schedule 13D filed on August 21, 2014, as amended by Amendment No. 1 filed on October 20, 2014 (as amended, the “Schedule 13D”).

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a) Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.

1.	The Fund beneficially owns 3,875,000 shares of Common Stock, which represents 15.9% of the outstanding Common Stock.

2.	The Manager beneficially owns 3,875,000 shares of Common Stock, which represents 15.9% of the outstanding Common Stock.

3.	Mr. Vora beneficially owns 3,875,000 shares of Common Stock, which represents 15.9% of the outstanding Common Stock.

The Reporting Persons and the PW Parties collectively own an aggregate of 6,111,436 shares of Common Stock representing approximately 25.2% of the shares outstanding. Each Reporting Person disclaims beneficial ownership of the shares owned by the PW Parties.

All percentages set forth in this Amendment No. 2 are based upon the Issuer’s 24,296,658 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2014

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Director

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Managing Member

/s/ Parag Vora
Parag Vora